Yulong Eco-Materials Limited

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

December 19, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela Long
Mr. Craig Slivka
Mr. Leland Benton
Ms. Patricia Do
Ms. Jeanne Baker

Re:	Yulong Eco-Materials Limited Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 10, 2014 CIK No. 0001607741

Ladies and Gentlemen:

Set forth below are the responses of Yulong Eco-Materials Limited (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated November 24, 2014, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the Company’s Registration Statement on Form S-1, which updates the Company’s Draft Registration Statement on Form S-1 submitted on May 9, 2014 (the “Registration Statement”), with revisions that have been made in response to the Staff’s comments.

Risk Factors, page 6

We depend on third parties to produce some of our products, page 8

1.	You state here that you have more bargaining power than your third-party manufacturers. Please reconcile this claim with the fact that you were required to work with the third-party manufacturer of your bricks by one of your suppliers even though you were able to produce sufficient bricks internally to meet demand, and paid approximately $2 more per unit to do so, as well as your statement on page 54 that you rely on maintaining your relationship your current suppliers to deal with the shortages created by the New Energy Policy.

Response: We have revised our disclosure to clarify that the fees that we pay the third-party manufacturers have historically been lower than our cost to produce on our own, including approximately $2.5 and $2.2 less per unit for bricks, respectively, and $1.3 and $1.2 less per unit for concrete, respectively, for fiscal 2013 and 2014, as follows on page 30:

We also use third-party manufacturers generally when orders exceed our production capacities. Such was the case for concrete in fiscal 2014 and 2013, and for the three months ended September 30, 2014. Such third-party manufacturers produce bricks and concrete with their employees and equipment using our pre-formulated raw material blends and under our supervision, and allow us to stage the finished products (in the case of bricks) onsite until our customers take delivery.  In return, we pay them a fee for every cubic meter of finished product, which fee is negotiated separately with each manufacturer. To date, such fees have been lower than our overhead and direct labor cost to produce a cubic meter of brick or concrete on our own. Based on the fees we paid in fiscal 2013 and 2014, which remained consistent during such periods (i.e., $0.9 for bricks, and $0.9 and $1.0, respectively, for concrete), such fees were approximately $2.5 and $2.2 lower per unit for bricks, respectively, and $1.3 and $1.2 lower per unit for concrete, respectively. As such, the fees we pay these manufacturers historically have not materially affected our cost of revenue and resulting gross profit. These fees, however, may be higher or lower in the future depending on how much bricks or concrete we produce and thus how much overhead and direct labor cost we allocate to each resulting product unit. The brick manufacturer that we have been using lacks a sales department to develop business in the local market, while the concrete manufacturer that we have been using relies on us to continue their operations. Thus, we believe that we currently have more bargain power with respect to the fees that we pay these manufacturers.

Although the third-party brick manufacturer is an affiliate of a supplier that we are using at the supplier’s request, we have nevertheless been able to keep our fee to the manufacturer not only lower than our costs but from any significant increase. As such we believe that the statement that we have more bargaining power to be accurate. We therefore respectfully request the Staff to reconsider the Comment.

2.	You state that the fees of your third-party manufacturers have not materially affected your cost of revenue and gross profit. However, these fees appear to represent a 16% increase in the price of production for your bricks and a 6% increase in the price of production for your concrete. Please revise here and in your MD&A to reflect and discuss the impact of the fees that your third-party manufacturers charge.

Response: In light of our response to Comment 1 above, we respectfully request the Staff to reconsider this Comment.

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PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies … page 11

3.	You state here and on page 35 that you will consult with your PRC counsel on whether using proceeds from this offering as a capital contribution or as loans to Yulong WFOE would be more appropriate. Please disclose how you would deliver the proceeds to Yulong WFOE as a loan in light of the $40,000 cap on what you can loan to Yulong WFOE described here.

Response: We have revised our disclosure on page 11 as follows:

Any loans by us to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations.  For example, loans by us to Yulong WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE.  The current amounts of approved total investment and registered capital of Yulong WFOE are approximately $140,000 and $100,000, respectively, which means Yulong WFOE cannot currently obtain loans in excess of $40,000 from our entities outside of China. We may also decide to finance Yulong WFOE by means of capital contributions.  These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart.  With respect to the proceeds we expect to receive from this offering, we will consult with our PRC counsel on whether using them as capital contribution or as loans to Yulong WFOE would be more appropriate for us. Thus, if our PRC counsel advises us to use the proceeds as loans, Yulong WFOE would, immediately after the completion of this offering, apply with the PRC Ministry of Commerce or its local counterpart to raise its registered capital and total investment amounts by at least the net amount of the proceeds, and register the loan with the local SAFE. Once approved and registered, we would be able to loan Yulong WFOE the proceeds and deposit them directly into its foreign currency account. In addition, we will most likely finance the activities of our consolidated affiliated entities with the proceeds from this offering as loans in RMB from Yulong WFOE to our consolidated affiliated entities, as we have been advised by our PRC counsel that no governmental registration or approval is currently required to make such loans.

We have also revised our disclosure on page 54 by adding the following paragraph after the bullet point at the top of the page:

We will consult with our PRC counsel on whether using the proceeds as capital contribution or as loans to Yulong WFOE would be more appropriate for us. For example, if our PRC counsel advises us to use the proceeds as loans, Yulong WFOE would, immediately after the completion of this offering, apply with the PRC Ministry of Commerce or its local counterpart to raise its registered capital and total investment amounts by at least the net amount of the proceeds, and register the loan with the local SAFE. Once approved and registered, we would be able to loan Yulong WFOE the proceeds and deposit them directly into its foreign currency account.

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If our consolidated affiliated entities were to incur net losses, Yulong WFOE’s inability to … page 12

4.	Please clarify your reference “replac[ing] Yulong Group” in the penultimate sentence under this heading.

Response: The reference is intended to emphasize our complete reliance on Yulong Group for our financial conditions. Such reliance means that were Yulong Group to operate at a loss, we would not be able to generate any income (other than by external financing) unless we could locate other operating entity or entities to replace the income that we would have generated from Yulong Group. We have revised our disclosure as follows:

Pursuant to the contractual arrangements through which we control Yulong Group, Yulong WFOE is obligated, upon request, to absorb the net losses from our consolidated affiliated entities. However, because Yulong WFOE currently does not maintain any funds to do so, and because we rely entirely upon Yulong Group for our revenues, Yulong WFOE’s inability to absorb such net losses could result in our management’s determination that there is substantial doubt as to our ability to continue as a going concern. Should that happen, our ability to continue as a going concern would depend, in large part, on our ability to obtain additional financing or replace Yulong Group with other operating entity or entities, neither of which prospects would be certain. If we were unable to continue as a going concern, your entire investment would become worthless.

Management’s Discussion and Analysis of Financial Condit ion and Results of Operations, page 28

Results of Operations, page 28

5.	We note your discussion of trends and uncertainties in the second paragraph under this heading. Please clarify whether the pace of construction in Pingdingshan is accelerating or decelerating, and please clarify what “encouragement” from the local government you enjoy if there are no tangible benefits. Refer to comment 11 of our letter dated October 21, 2014.

Response: We respectfully note that our observations in item (1) of the paragraph that “planned construction of new (mostly government) buildings in the new district and counties of Pingdingshan … should translate into increased new construction and drive the demand of construction materials for the next eight to 10 years”, and in item (3) that “government efforts to control the residential real estate market that can have significant impact on demand for construction materials… which we believe will be positive for the local real estate market and demand for construction materials”, are that the pace of construction in Pingdingshan is accelerating. We therefore respectfully request the Staff to reconsider this Comment.

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With respect to item (4), we have revised our disclosure as follow:

(4) our planned operations under Yulong Renewable are deemed “green” by the local government and therefore designated as one of “Henan Province First Class Grade A Important Construction Projects for 2014” by the Reform and Development Commission of Henan Province, which may translate into tangible benefits such as tax reduction, although there can be no assurance of this.

Revenue, page 28

6.	Please clarify how much sales volume to existing customers decreased and how much sales to new customers increased in fiscal 2014 as compared to fiscal 2013.

Response: We have revised our disclosure as follows on page 29:

The demand for concrete is generally subject to the conditions of the local real estate market, including the number of new and existing development projects and their stages of construction.  Pingdingshan is considered a “fourth-tier” or underdeveloped city, and as such we believe its construction industry has better growth potential than higher tiered cities.  The slight increase in sales volume for concrete for the fiscal year ended June 30, 2014, as compared to the same period in 2013, was the result of decreased sales to existing customers, offset by sales to new customers. After completing projects that commenced in the spring of 2012, many existing customers did not have sufficient new projects in the pipeline to maintain the levels of concrete they purchased during the 2013 fiscal year. Instead, sales during the 2014 fiscal year relied on new customers, or new sales, developed through referral and marketing. New sales were approximately $17.0 million (or approximately 385,000 m3 of concrete), as compared to $1.6 million (or approximately 38,000 m3 of concrete) during the prior fiscal year, a 962.5% increase. Sales to existing customers, on the other hand, decreased by approximately $16.0 million (or approximately 374,000 m3 of concrete), to $12.5 million (or approximately 292,000 m3 of concrete), a 56.1% decrease. Our unit average selling price period-over-period kept pace with market prices with only a slight increase of $0.8 or 1.9%, in order to maintain our competitiveness and protect our market share.

Cost of Revenues, page 31

7.	Please clarify the fees you pay or have paid to each of your third party manufacturers in each of the three years presented. Please also discuss your arrangements with them. We note your conflicting statements that your arrangements with your third party manufacturers are identical, on page 51, and that you separately negotiated these arrangements with each manufacturer, stated here.

Response: For fiscal 2012, 2013 and 2014, we paid $0.8, $0.9 and $0.9 for bricks, and $0.9, $0.9 and $1.0 for concrete. We have revised our disclosure to include such fees for fiscal 2013 and 2014, as reflected in our response to Comment 1. Our revised disclosure does not include such fees for fiscal 2012 as the financial information for such year is not being presented in the revised Registration Statement.

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We respectfully note that the identical arrangement refers to having the manufacturers use their own employees and equipment to produce for us, but using our pre-formulated raw material blends that we provide and under our supervision. What we negotiate separately with each manufacturer is the fee that we pay, as noted in our disclosure here. As such, we do not believe that our statements are conflicting, and respectfully request the Staff to reconsider the Comment.

Liquidity and Capital Resources, page 34

8.	Please advise as to why you deleted your discussion of short-term notes payable. We note that these notes continue to be part of your liquidity structure.

Response: We respectfully note that as of June 30, 2014 and during the period ended September 30, 2014, we did not utilize short-term notes payable. We will include discussion of such method of financing in the future if and when we utilize it.

Cash Flows, page 35

9.	You indicate in the table under this heading that the net cash provided by financing activities in 2014 totaled $176,534, but in the narrative accompanying this table indicate that the amount was $500,000. Please revise.

Response: We have revised our disclosure to include $0.3 million in principal repayments on capital lease obligations as follows on page 34:

For the year ended June 30, 2014, net cash provided by financing activities reflected mainly proceeds from (a) $5.5 million in bank loans, (b) $6.9 million in bank loan repayments as they became due, (c) $1.6 million from notes payable, (d) $1.6 million in note payable payments as they became due, (e) $1.9 million in cash proceeds as an interest-free loan from our founder to fund daily operation, and (f) $0.3 million in principal repayments on capital lease obligations.

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10.	We re-issue comment 16 of our letter dated October 21, 2014. Please reconcile your disclosure here with that under Related Party Transactions. For example, we note that you indicate here that you made loans totaling $4.7 million to related parties in the year ended June 30, 2012, while your disclosure on page 66 indicates loans totaling $3.7 million in that period.

Response: We respectfully note that the $4.7 million is offset by the loan repayment of $1.0 million from our founder, as disclosed in the third paragraph under “Net Cash Used in Investing Activities” on page 35 of Amendment No. 2 of the Registration Statement as follows:

We also provided loans totaling approximately $4.7 million to Juhe Industrial and three other relatives of our founder, Hu Zhu, Guangjian Zhu and Yingtao Miao. We also collected approximately $1.0 million from our founder.

While we note that the above disclosure is not included in the revised Registration Statement as it pertains to fiscal 2012 for which financial information is not being presented, we respectfully request the Staff to reconsider this Comment as we believe that our disclosure on page 35 correlates with the disclosure on page 66 of Amendment No. 2 of the Registration Statement.

Business, page 40

Yulong Group, page 41

11.	We note your response to comment 18 of our letter dated October 21, 2014 does not explain how this arrangement protects Mr. Zhu’s privacy. We further note that Mr. Zhu’s beneficial ownership of the equity in Yulong Group will be publicly disclosed upon the initial public filing of this registration statement, and it is not apparent that this information is currently confidential. Please revise to clarify the purpose for the use of other shareholders to hold equity on Mr. Zhu’s behalf.

Response: We believe that we have fully and accurately disclosed the purpose of other shareholders holding equity in Yulong Group on Mr. Zhu’s behalf, and as such, we respectfully requests the Staff to reconsider this Comment.

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12.	Please clarify what rights investors in this offering have in the revenue generated by Yulong Group companies and in each company’s assets. The risk factors that you cite to at the bottom of page 42 simply state that you do not have direct ownership over the Yulong Group and that you rely on contractual arrangements. We re-issue comment 18 of our letter dated October 21, 2014.

Response: We have revised our disclosure as follows:

Since inception, all four companies have been solely capitalized by our founder, with the other shareholders holding their respective equity interests on behalf of our founder.  Our founder believes that such arrangements are necessary to retain some measure of privacy locally. The other shareholders disclaim all of the rights and obligations associated with their equity interests, which rights and obligations are borne solely by our founder.  Additionally, the other shareholders may not transfer their equity interests without our founder’s written consent.  These arrangements are established through a Silent Shareholder Investment Agreement, or Investment Agreement, between our founder and the other shareholders.  The Investment Agreement was entered into in July 2009 with respect to Yulong Transport, in September 2012 with respect to Yulong Concrete, in March 2013 with respect to Yulong Bricks, and in August 2013 with respect to Yulong Renewable. As its purpose is to govern the relationships between our founder and other shareholders of our consolidated affiliated entities, the Investment Agreement will have no effect on the rights of the investors in this offering, including rights to the revenue generated by our consolidated affiliated entities or interests in their assets. Such rights and interests will instead be dependent entirely on the contractual arrangements through which we control our consolidated affiliated entities, and the exercise and enforcement of our rights under such contractual arrangements. See “Contractual Arrangements” below. Except through such exercise and enforcement, neither we nor you have any other right to the revenue or assets of our consolidated affiliated entities, since we do not have any ownership of them. However, reliance on the contractual arrangements may not always be effective. See “Risk Factors–Risks Related to Our Corporate Structure–Our contractual arrangements with our consolidated affiliated entities may not be as effective in providing operational control as direct ownership.” In addition, because the contractual arrangements are governed by Chinese laws, enforcement of our rights may be uncertain. See “Risk Factors–Risks Related to Doing Business in China–Uncertainties with respect to the PRC legal system could adversely affect us.” Thus, our inability to exercise or failure to enforce the contractual arrangements could mean the loss of your entire investment.

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Related Party Transactions, page 65

Other Related Party Transactions, page 65

13.	Please revise to indicate the amount outstanding under each of the loans you refer to here as of the latest practicable date. Please see comment 24 of our letter dated October 21, 2014.

Response: We have revised our disclosures accordingly as follows:

Other Related Transactions

We have made loans and employee advances to certain related parties on occasions, which are unsecured, non-interest bearing and due on demand.  Such loans and employee advances consisted of the following amounts as of the periods indicated:

			September 30, 2014
Name of related parties	Relationship	Balance as of December 1, 2014	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal received/ (loan to) during the period	Exchange rate effect

Liping Zhai	Relative of founder; Executive Director of Yulong Concrete and Supervisory Director of Yulong Transport	$-	$3,148	$3,148	$-	$-
Henan Juhe Industrial Co., Ltd.	Owned by founder	912,800	933,460	933,460	-	-
Total		$912,800	$936,608	$936,608	$-	$-

		June 30, 2014
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal received/ (loan to) during the period	Exchange rate effect

Liping Zhai	Relative of founder; Executive Director of Yulong Concrete and Supervisory Director of Yulong Transport	$3,148	$3,148	$-	$-
Henan Juhe Industrial Co., Ltd.	Owned by founder	933,460	3,516,594	2,603,144	(20,010)
Total		$936,608	$3,519,742	$2,603,144	$(20,010)

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		June 30, 2013
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal received/ (loan to) during the period	Non-cash items (1)	Exchange rate effect

Yulong Zhu	Founder	$-	$2,959,503	$-	$2,959,503	$(49,600)
Hu Zhu	Relative of founder	-	3,246,710	-	3,246,710	(54,415)
Guangjian Zhu	Relative of founder; Purchase Manager of Yulong Concrete	-	7,340,258	(1,513,947)	7,340,258	31,796
Yingtao Miao	Relative of founder	-	1,736,900	-	1,736,900	5,500
Liping Zhai	Relative of founder; Executive Director of Yulong Concrete and Supervisory Director of Yulong Transport	3,134	3,134	-	-	(66)
Henan Juhe Industrial Co., Ltd.	Owned by founder	3,516,594	3,516,594	(525,114)	-	(70,929)
Total		$3,519,728	$18,803,099	$(2,039,061)	$15,283,371	$(137,714)

(1)	For the year ended June 30, 2013, Yulong Bricks and Yulong Concrete declared $23,105,193 of dividends in the aggregate. In lieu of distribution, $15,283,371 of the dividends was offset against amounts owing by some of their shareholders.

We do not intend to make loans to our related parties after this offering in light of Section 402 of the Sarbanes-Oxley Act.

We have also borrowed from related parties on occasions, which are unsecured, non-interest bearing and due on demand.  Such loans consisted of the following amounts as of the periods indicated:

			September 30, 2014
Name of related parties	Relationship	Balance as of December 1, 2014	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal proceeds from/ (loan repayment to) during the period	Exchange rate effect

Yulong Zhu	Founder	$9,835,921	$11,148,234	$11,148,234	$1,727,136	$2,130
Henan Yuliang Hotel Co., Ltd.	Owned by founder	-	182,000	182,000	-
Lei Zhu	Relative of founder	398,640	381,167	381,167	-
Hu Zhu	Relative of founder	-	975	975	-
Total		$10,234,561	$11,712,376	$11,712,376	$1,727,136	$2,130

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		June 30, 2014
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal proceeds from/ (loan repayment to) during the period	Exchange rate effect

Yulong Zhu	Founder	$9,418,968	$9,418,968	$1,938,616	$79,148
Henan Yuliang Hotel Co., Ltd.	Owned by founder	182,000	220,825	(39,853)	1,028
Lei Zhu	Relative of founder	381,167	420,892	(41,623)	1,898
Hu Zhu	Relative of founder	975	975	977	(2)
Total		$9,983,110	$10,061,660	$1,858,117	$82,072

		June 30, 2013
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal proceeds from/ (loan repayment to) during the period	Exchange rate effect

Yulong Zhu	Founder	$7,401,204	$7,401,204	$7,255,418	$145,786
Henan Yuliang Hotel Co., Ltd.	Owned by founder	220,825	220,825	2,358	4,627
Lei Zhu	Relative of founder	420,892	420,892	113,792	8,202
Total		$8,042,921	$8,042,921	$7,371,568	$158,615

We will not use any proceeds from this offering to repay these loans.

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14.	Please clarify the nature of the “non-cash items” in these tables.

Response: We have revised our disclosure accordingly, as reflected in our response to Comment 13 above.

15.	Please reconcile the numbers that you present here from period to period. We not, for example, that the largest amount Mr. Zhu owed you in the year ended June 30, 2013 was $2,959,503, and that you did not extend him any further debt in that period. However, his outstanding balance at the end of the prior period was $49,600 less than this amount. Without any further extension of debt, and as these loans do not bear interest, it is unclear how his outstanding balance grew from period to period.

Response: The $49,600 represents the exchange rate difference using the exchange rate as of June 30, 2012 and June 30, 2013. We have revised our disclosure by adding a column to show the effect of such exchange rate differences, as reflected in our response to Comment 13 above.

16.	Please disaggregate loans taken out from related parties from “dividend payables.” These are separate transactions and should be disclosed and discussed separately.

Response: We have revised our balance sheets and reclassified $7.9 million from other payables – related parties, to dividends payable as of June 30, 2014 and 2013. We have also revised our cash flows statements to subtract the same amount in the non-cash item of “Dividend distributions offset with other receivables-related parties and other payables-related parties,” and to remove the “other payables-related parties” language. We have revised our disclosures in footnotes 3, 12 and 15 accompanying our financial statements accordingly to conform to the reclassifications. We have also revised our related party transactions disclosure to include the following:

We have declared dividends for the benefits of our related parties. The dividends payables consisted of the following amounts as of the periods indicated:

			September 30, 2014
Name of related parties	Relationship	Balance as of December 1, 2014	Outstanding balance	Largest outstanding aggregate amounts of dividends payable	Dividends declared (dividends paid) during the period	Exchange rate effect

Yulong Zhu	Founder	$3,447,858	$3,437,283	$3,437,283	$-	$-
Hu Zhu	Relative of founder	2,202,855	2,196,098	2,196,098	-	-
Guangjian Zhu	Relative of founder; Purchase Manager of Yulong Concrete	1,766,314	1,760,896	1,760,896	-	-
Yingtao Miao	Relative of founder	542,914	541,248	541,248	-	-
Total		$7,959,941	$7,935,525	$7,935,525	$-	$-

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		June 30, 2014
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of dividends payable	Dividends declared (dividends paid) during the period	Exchange rate effect
Yulong Zhu	Founder	$3,437,283	$3,437,283	$-	$14,807
Hu Zhu	Relative of founder	2,196,098	2,196,098	-	9,460
Guangjian Zhu	Relative of founder; Purchase Manager of Yulong Concrete	1,760,896	1,760,896	-	7,585
Yingtao Miao	Relative of founder	541,248	541,248	-	2,332
Total		$7,935,525	$7,935,525	$-	$34,184

		June 30, 2013
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of dividends payable	Dividends declared (dividends paid) during the period	Exchange rate effect
Yulong Zhu	Founder	$3,422,476	$3,422,476	$3,407,669	$14,807
Hu Zhu	Relative of founder	2,186,638	2,186,638	2,177,178	9,460
Guangjian Zhu	Relative of founder; Purchase Manager of Yulong Concrete	1,753,311	1,753,311	1,711,049	42,262
Yingtao Miao	Relative of founder	538,916	538,916	525,926	12,990
Total		$7,901,341	$7,901,341	$7,821,822	$79,519

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Financial Statements

17.	Please note the updating requirements of Rule 8-08 of Regulation S-X. Update MD&A and other sections accordingly.

Response: We acknowledge the above comment, and have updated the Registration Statement accordingly to be in compliance of Rule 8-08 of Regulation S-X.

Note 19 Subsequent Events, page F--31

18.	We note that in January 2014, the Company entered into a purchase agreement with Xuchang Demao Automobile Sales and Service Co., LTD (“Demao”), to purchase 100 garbage trucks, and made a security deposit of approximately $475,313 (RMB 2,925,000). Given that this transaction occurred during the year ended June 30, 2014 please move this disclosure to Note 7. In addition, please disclose the total purchase price for the 100 garbage trucks and when such payment will be made.

Response: We have revised our disclosures accordingly to clarify that the Company has signed a memorandum of understanding to lease the remaining 70 garbage trucks as follows in page F-18:

In January 2014, the Company entered into a memorandum of understanding to lease 100 garbage trucks with a third party for approximately $68,000 (RMB 418,000) per truck. In July 2014, the Company entered into a binding agreement with the same party to lease the first 30 garbage trucks for two years for approximately $1,806,000 (RMB 11,115,000), or approximately $60,000 (RMB 370,500) per truck. The lease also requires a one-time payment of $380,250 (RMB 2,340,000) as security deposit paid in July 2014, monthly lease payments of $88,408 from August 2014 to July 2016 and an interest rate at 15.6% per annum. The Company has an option to purchase the vehicles for $488 if there is no default of the lease payments at the end of the lease term (see Note 12). For the remaining 70 garbage trucks, the Company plans to enter into another binding agreement with the same third party when Yulong Renewable begins full operations.

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Schedule I Parent-Only Financial Statements, page F-31

19.	We note that you no longer label the parent-only financial statements as unaudited. Please label them as such or request that your auditors revise their audit opinion to refer to the audit of these financial statements.

Response: We have relabeled the parent-only financial statements as unaudited.

Exhibit Index, page II-4

20.	Please file your arrangements with your third-party manufacturers as material contracts.

Response: English translations of such agreements have been included Exhibits 10.21 and 10.22 with the revised Registration Statement.

*    *    *    *    *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned or our attorney Francis Chen of LKP Global Law, LLP, at (424) 239-1890 or fchen@lkpgl.com.

Very truly yours,

YULONG ECO-MATERIALS LIMITED

/s/ Yulong Zhu
Yulong Zhu
Chief Executive Officer

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